Filed by Leonardo DRS, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: RADA Electronics Industries Ltd.
Commission File No. 000-15375
Date: June 21, 2022
Leonardo
"A Strategic Transaction for Leonardo and Leonardo DRS" Tuesday, June 21, 2022, 08:00 CET

MODERATORS:    ALESSANDRO PROFUMO, CHIEF EXECUTIVE OFFICER
BILL LYNN, CHAIRMAN AND CHIEF EXECUTIVE OFFICER OF
LEONARDO DRS
ALESSANDRA GENCO, CHIEF FINANCIAL OFFICER
DUBI SELLA, CHIEF EXECUTIVE OFFICER, RADA
VALERIA RICCIOTTI, HEAD OF INVESTOR RELATIONS, AND CREDIT RATING AGENCIES
Company Internal

OPERATOR:    Good morning. This is the Chorus Call conference operator. Welcome, and thank you for joining the Leonardo Conference Call. As a reminder, all participants are in listen-only mode. After the presentation, there will be an opportunity to ask questions. Should anyone need assistance during the conference call, they may signal an operator by pressing "*" and "0" on their telephone.
At this time, I would like to turn the conference over to Ms. Valeria Ricciotti, Head of Investor Relations and Credit Rating Agencies. Please go ahead, madam.
VALERIA RICCIOTTI:    Good morning, everybody, and thank you for joining us at short notice today on this conference call. I am Valeria Ricciotti, Head of Investor Relations and Credit Rating Agencies. You will have just seen that Leonardo has made an important announcement this morning, and so our CEO, Alessandro Profumo will make a short presentation together with Bill Lynn, the Chairman and CEO of Leonardo DRS. And then we will welcome your questions.
Please note that Dubi Sella, CEO of RADA will also participate in the Q&A session. And I will now hand you over to our CEO, Alessandro Profumo.
ALESSANDRO PROFUMO:    Many thanks, Valeria. Good morning, everyone, and thank you for joining us today with a short, short notice. I am very pleased to be joined to this presentation by Bill Lynn, Leonardo DRS Chairman and CEO and Dubi Sella, RADA's CEO who will be available for questions.
Leonardo today is announcing an important and strategic move, a really great move to strengthen our position in a very attractive segment of today and even more tomorrow defense market. Looking to the medium andmuch longer term, the combined company will be a leader in the
Company Internal

rapidly growing force protection market and integrated multi domain systems.
Force protection is now even more important. It has become an urgent and critical segment from users to customer's perspective for todays and for tomorrow's defense market. And through the combined company, we will very well-placed to meet the fast growing and changing technological needs of end users today and far into the future, creating opportunities both in US with existing customers and internationally, leveraging on Leonardo's global presence.
The transactions combine RADA's unique tactical radar capabilities, with DRS position as a leading air defense and counter UAS integrator. As we will explain, there is an excellent strategic fit between Leonardo DRS and RADA. Leonardo DRS portfolio reshaping is here, and we are now repositioning DRS with RADA in core strategic business, providing growth and further margin expansion. And we have agreed an all-stock merger transaction which is strategically important for a strong strategic fit, but also at the same time as we have been able to grab the opportunity of listing DRS, following a year of strong operating performance that deliver on what was promised last year.
After the refocus of DRS, through divestiture of non-core business following a fundamental shift in global defense market which have created material improved conditions versus last year IPO attempt. So we are listing DRS, avoiding the risk of current volatility in markets and delivering on what we promised last year. These are the key points I want to explain to you today, before we take your questions at the end.
First, let me talk you through the background and context. DRS is a valuable part of the Leonardo portfolio, which we have repositionedwhereby strengthening its growth path and refocusing on its core business. It's a leading provider of advanced defense electronics
Company Internal

products and technologies shaping the future battle field for the US military. Bill Lynn will talk later about DRS trends [ph], with its very strong technology portfolio and backlog, it's top mid-tier position and great positioning towards DoD key priorities, mainly army and navy products, its leading positions in force protection, advanced testing [ph], network computing and electrical power and propulsion. We have shown you in our recent results, how we have delivered on targets of both growth and margin expansion, growing topline revenues with significant new wins over the past few years, improving profitability and it'sprograms move from development to production phases, all as we said we would do.
We have also refocused DRS on its core business. Earlier in March this year, we announced the sales of GES to SES and the sale of AAC joint venture stake to Thales. We also said we would leave [ph] DRS to enhance its value within our portfolio, while maintaining a very, very strong footprint in the US. And with this transaction, we are doing that, and we also…we are also building further on our core strength in defense, electronics and repositioning DRS in our portfolio, strengthening our position in US market and internationally, adding Israel as a new domestic market while repositioning DRS with RADA in core strategic businesses, providing additional growth and further margin expansion.
What we are announcing today is an exciting combination of DRS with RADA. The combination is a really excellent fit, strategically, commercially and financially, increase addressable market and the diversity of products, highly complementary technology products and geographies it puts us in an even stronger position in US market, plus create major international expansion opportunities leveraging onLeonardo's international presence and franchise, balance sheet strength and flexibility and exciting value creation opportunity.
Company Internal

And Bill will talk later about future market opportunities enabled by DRS that represent upside and are not included into our base line case. We also cite the opportunity to highlight the intrinsic value of DRS into our portfolio, listing it as we said we would do even in a volatile market, and RADA is a perfect fit in DRS and also in the wider Leonardo Group. We can enhance value proposition with RADA then tactical RADA complementary to Leonardo's sensor portfolio. We can strengthen our RAD [ph] and RADA position and integratedapproach in emerging sectors in the tactical operating environment. We can add a domestic presence in Israel and we can add RADA access opportunities in European and the export market, and new programs, leveraging on our global presence.
I also want to highlight that this is a deliberate strategic movement of Leonardo in the context of today and tomorrow's defense market. It position us best and really strengthen our leading position in a very attractive core segment like force protection. The defense market is clearly evolving at a fast pace, and customer priorities needs are changing rapidly, and will change further in light of recent, current events. [indiscernible] is a crucial user customer need and so force protection is now even more important. It's an urgent and critical segment from a user customer perspective. The key customer needs is [indiscernible] of protection, on a multi-lateral…on a multi domain basis, and there are very exciting opportunities to scale this across products and platforms across both land, air and sea.
And with this, I want to hand over you, over to Bill. Bill, the floor is yours.
BILL LYNN:    Thank you, Alessandro. And I am delighted to be here today with you to talk about this exciting transaction and the opportunity it provides. If you are on to Slide 7, it gives you a snapshot of the combined company. As a
Company Internal

result of this transaction, Leonardo DRS and RADA Shareholders will become owners of a defense technology leader, with balanced exposure across four high growth markets. In particular, the new company will have market-leading positions in force protection, in advanced sensing, by combining RADA's tactical radar technologies with DRS's position as an integrator for air defense, counter-UAS and vehicle protection.
The next slide displays some of the macro factors propelling increased demand for our solutions. The vulnerability of Russian forces in Ukraine to drone attacks has highlighted the need for modern, capable force protection systems. Not only is this accelerating US purchases of these systems, but it is likely to motivate European countries which are considerably behind in this area to move towards acquiring these critical force protection assets. As a result, we see international expansion opportunities through our combined global footprint, specifically the combined company could leverage the experience in relationship to Leonardo, in its four domestic markets, Italy, the UK, the US and Poland, as well as across its worldwide presence.
The next slide highlights the near and longer-term opportunities for the new company. In the near term, RADA's base business of software- defined solid-state radars provides strong growth and supports the transaction value. The need for stronger counter-UAS in air defense capabilities, have been accelerated by the Russian-Ukraine conflict. And in the longer-term, the merger of RADA and DRS provides additional opportunities by combining the advanced sensing capabilities of DRS with a tactical radars provided by RADA. This offers some upside to the base case of force protection and…in its existing programs. This upsidepotential includes next generation CUAS systems, electronic warfare through multiuse sensors, and integrated sensing as the military moves towards a fully integrated world of applications.
Company Internal

Thank you again, and I will now hand back the microphone to Alessandro.
ALESSANDRO PROFUMO:    Many thanks, Bill. Soyou can see the very exciting market positioning and opportunities in a core segment of today and tomorrow's defense market. And I stress today because the demand already…is already going up significantly…very, very significantly. The transaction structure allows us to capture the best potential opportunities, combining the right assets with growing opportunities both in US and internationally, showing the increasing value of DRS by listing it, as we said we will do, as well as creating longer-term value.
The transaction will be completed through an all-stock merger and the proforma Leonardo DRS will be listed in the US and in Israel. 85%...80.5% owned by Leonardo and the balance of 19.5% by the actual RADA shareholders. And to note, first the transaction unlockthe value for Leonardo. The implied valuation multiples of which DRS has been valued, highlight the year's company value Leonardo portfolio. It stands higher than the European multiples and higher perceived value within the Leonardo Group some of the path. Second, the transaction terms include an acquisition premium, reflecting the fundamental value of RADA assessed by DRS and expect that boost the DRS growth and margin expansion profile, which would not be achievable on a standalone basis and shows our confidence to drive real value from the combination.
And lastly, we see as important the long term value creation opportunity for this…from this listed company for all shareholders, as it envisage multiple expansion in the medium to long term, providing upside potential towards peers trading levels.
Now, let me show you the value creation opportunity over the time for all shareholders. This transaction and on Page 12 strategically positions DRS in an attractive segment of today's and tomorrow's defense market.
Company Internal

It is also allowing the opportunity to list DRS in the current context of highly volatile market, thus delivering on promises. Since March 21, at the time of the IPO attempt peer multiples have increased materially. This transaction is also expected to create value for all shareholders of the combined company new and future prospect from multiple afflict over time.
As demonstrated on the left hand side of the page, Leonardo DRS plus RADA has historically outgrown peers in a significant way. As a result, we believe that there is a compelling case for multiple expansion in the combined entity over time. Uplift in Leonardo DRS public trading multiple to this same peers level or even to the historical average level, would lead to material share price improvement over time and result in value creation for both RADA and Leonardo shareholders. And it will also highlight the value of DRS in Leonardo some of the parts.
So to conclude, we are fully convinced about the strong strategic and financial value of this transaction for Leonardo. We have delivered the plan as promised on DRS as standalone basis. We have refocused DRS on its core business. Then, we have to reinforce it through this transaction, and finding a way to list in an highly volatile market condition. So we have fully delivered on what we promised.
And with this, I want to thank you and now we look forward to taking your questions.
Company Internal

Q&A
OPERATOR:    Excuse me; this is the Chorus Call conference operator. We will now begin the question and answer session. Anyone who wishes to ask a question may press "*" and "1" on their touched on telephone, to remove yourself from the question queue, please press "*" and "2." Please pick up the receiver when asking questions. Anyone who has a question may press "*" and "1" at this time.
The first question is from Harry Breach with Stifel. Please go ahead.
HARRY BREACH:    Yes. Good morning, everyone. Thank you. Thank you for taking my question. Can I just ask a couple of things? One of the questions that I think I might get asked about the transaction here is just to be looking at the scale of the businesses today or at least on the 2021 revenues and EBIT, it looks as if DRS would have been around 90% of the combined entities revenue…95%...around 90% of its profit, and Leonardo will own 80.5% of the combined entity. So just wondering clearly some different percentages there. Can you help us just to understand the valuation of RADA that you accepted for the transaction, and the level of the premium that was implied by that?
And secondly, can you help us just to understand, for the 2025 guidance…2022 guidance for Leonardo, the specific the EBITDA €118.0 million to €122.0 million, is there any effect on that from this transaction, I guess, given the late closing in the fourth quarter, probably not. And then just with the Industrial Plan guys, can you give us any idea about what we should expect there in terms of revenue growth looking at over the next 5 years, the change in that and change potentially in EBIT growth and cash conversion? Thank you.
ALESSANDRO PROFUMO:    Alessandra, do you want to answer this question? I will start with the last piece of the question. If you go to Page 9 of the presentation, and
Company Internal

I think this is very, very important. Today has been presented clearly, the growth rate of RADA is significantly higher than the one of DRS, and as well as, EBITDA growth rate is incredibly higher. So this justify the difference in terms of multiples today are applied to one and the other. So, the growth rate is very, very [indiscernible], it's also important to say that RADA in 2022 is significantly positive in terms of free operating cash flow generation. But if you go to Page 9, you can see that we have 2 different segments of the business. The one on which we based the valuation for the acquisition is the blue one, SHORAD, Active Protection, Air Defense. And we have applied a discount to the business case…to the management case. So we are considering the plan of RADA and which is the blue one, and we have applied a discount.
With the combination, we do see many different synergies, so we have already identified growth areas. The gray part of the charter, which is the one above that, has been not evaluated for the price acquisition. So at the end is…we are seeing many opportunities to grow more than what the management of RADA is considering. Thanks to the combination. In…and we have not evaluated that for in order to pay the company.
Having said that, we are not talking here what can be done internationally with the Leonardo network. You have to consider that Leonardo is already a buyer of RADA radar today for counter UAS system. But I like that Alessandra and Bill in the case will go more in detail on the evaluation process.
ALESSANDRA GENCO: I mean, with respect to the question that was asked also an impact on '22 guidance, no forecasted material impact for the reason that you were mentioning. The closing would be in the fourth quarter and it would be having minimal impact on the overall group guidance and going forward…and looking forward at the Industrial Plan perspectives, we would defer the conversation at a later point of the year, once the
Company Internal

transaction will be closed and once we will be building through our ordinary business planning process, the new plan for Leonardo.
HARRY BREACH:    Thank you, Alessandra. Thank you, Alessandro. Can you…are you able to share any figures for the implied valuation of RADA or the valuation of DRS that was used for the transaction or any of the exit multiples?
ALESSANDRA GENCO: So the valuation for RADA as customary in all M&A transactions incorporates a premium on the market trading levels of the company. We are referencing to an average trading over the last you know, 45 days. So if you benchmark against those levels, you will get to an ordinary market premium paid on acquisitions. And on the basis there is the deriving exchange of paper against paper for the whole deal.
HARRY BREACH:    So we should think about a premium, maybe 20% at that sort of level. Alessandra?
ALESSANDRA GENCO: Yes, I think you know, roughly is in that range.
HARRY BREACH:    Thank you.
BILL LYNN:    That's correct. 20% against the 45 day premium, which is…which as Alessandra said, given that this is really a control premium, and given the much higher growth rate in revenue and profit of RADA, that's normal, I think, for the market. And, of course, as we've looked at this, this is financially accretive. It's strategic in terms of the markets Alessandro andI described. And of course, it provides an opportunity for Leonardo DRS to enter the public market.
HARRY BREACH:    Thank you, both.
OPERATOR:    As a reminder, if you wish to register for a question, please press "*" and "1" on your telephone. Once again, if you wish to ask a question, please press "*" and "1" on your telephone.
Company Internal

The next question is from Gabriele Gambarova with Banca Akros. Please go ahead.
GABRIELE GAMBAROVA:    Yes. Good morning to everybody. I was wondering, if you can spend a word on synergies. The potential synergies, you see of the commercial synergies, I guess, so even in nature, if it is possible to better understand, what could be, let's say, the outcome in terms of synergies? Thank you.
ALESSANDRO PROFUMO:    For sure, I think that the Bill and Dubi are the best person to be…to go through this question. And I will refer to Page 9, Bill, of the presentation, you can go in more details. We want to stress the fact, as I said before this…these are not considered in the evaluation of the…of RADA, Bill?
BILL LYNN:    Yes, sure, let me start and then and then turn to Dubi. There will be some cost synergies from savings from RADA's public costs and perhaps of other efficiencies. But we do intend for RADA to be a standalone subsidiary and in the Israeli market. The real synergy opportunities, I think, what the 2 companies can do together and force protection in the near-term where we're combining the superb integration skills of DRS in active protection in short range air to protection in Counter-UASprotection, and combining that with RADA's really very strong position as really the leading tactical radar provider and all of those markets with the size, weight, and power advantage they have in their systems.
And then, as Alessandra stressed on the Chart 9, these synergies really extend beyond that immediate term in those force protection markets to the longer term, where we see a great potential in future developments as the military turns to greater reliance on electronic warfare, as they look towards next generation Counter-UAS solutions, and as we look to a world of integrated sensing, where we integrate all of the various
Company Internal

sensors coming in to a vehicle or a unit and fuse that with the processing capability, which Leonardo DRS also has, that you're going to see the addition of these 2 companies in the technology, they have an ability to compete very well for those kinds of programs. So strong…very strong in the base case in the near term and even greater potential over the mid- term, the 3 year or 4 year period as these new programs come to fruition. Dubi.
DUBI SELLA:    Thank you, Bill. Well, you are summarized it perfectly, but let me add here that we are cooperating with Leonardo DRS for almost a decade now. And actually our activities aligned with DRS as a growing momentum in this force protection market being the introducer of Active Protection first introduced Active Protection to the U.S. market while we are heavily involved in that market from additional angles, and being our biggest customer around the U.S. Army's [indiscernible] program, which are…which is again, our biggest and significant program as of now and we together see a bright future for evolution of this program and its configuration evolution in the near term event. We also see a big potential in integrating our RADA's together with DRS's advanced sensing suit, which covers the whole space except for RADA's. So it's a perfect synergy. We can create here real value in the near term and taking intoaccount the fact that the US market is the first biggest and foremost market for us.
Last year we sold 72% of our revenues in the U.S. market and have established presence and their subsidiaries and production capability. Joining forces with DRS on this immediate and biggest market of ours is force multiplier. Competition is becoming you know, heavier and stronger in the help of DRS and naturally Leonardo in the global and the European market is a blessing for our growth plans. So all-in-all, it's perfect synergy for many aspects you look at it.
Company Internal

GABRIELE GAMBAROVA:    Okay. Thank you very much.
ALESSANDRO PROFUMO:    Yes, I would like to stress the fact that clearly. As we come to the first…from the first question, there is as well, the listing topic, but for us, this is a strategic move. As we heard we are reinforcing in an incredible way the strengths of the group in an area, which today is really fundamental for all the defense system. So this is really another strong step on the strengthening of defense electronics of our group. We are adding another home country. For us, it's always relevant because to be deeply rooted in a country is important in many different perspectives. So there are always commercial opportunities and also intimacy with the local partners that is based on the local presence and to be present in the most advanced defense system in the world, the operating [ph] one, I think it's very, very important for us as a group.
And lastly, is…there is a cost fertilization between the different areas of the group, because as we said, this is a deal today realized by Leonardo DRS, but also the defense electronics Europe division has been deeply involved in the process in order to work on the future synergies and activity, so overall, it's really a strategic move.
GABRIELE GAMBAROVA:    Thank you very much.
OPERATOR:    The next question is from Tristan Sanson with BNP Paribas. Please go ahead.
TRISTAN SANSON:    Yes, good morning, everyone. Thanks for taking my question. I have a few. The first one is on the regulatory requirement to complete deal. I think DRS in the US is operating under a proxy vote [ph], can you explain to us how the merger will happen, is everything transferred to the same proxy, does RADA already have a proxy or not. Do you see any barrier on that point for…on the potential completion of the deal?
Company Internal

Second question, I wanted to know whether according to the deal, you will have to…you will be able to access the cash that is today at RADA, you said that this company will be highly cash generative in 2022. Do you want to keep it in the business and real-estate or can you access it and do whatever you want for this?
Third quick one, you had to target to finance the acquisition of your [indiscernible] thru' divestments and DRS was one of the possibilities that was the only one. Today, you have a deal with the listing [indiscernible] proceeds. Do you confirm that you can still pay down the acquisition shortage [ph] through divestments?
And finally, it's a question on the valuation. I'm trying to understand a bit the relative valuation at the end of [indiscernible] Leonardo, maybe the way to announce it is you approach it, you had a couple of divestments from DRS that were announced. You have this deal that is announced today at 9.7 times EBITDA for [indiscernible] DRS. In total do you get today with something that is close to I think this is the roughly €3 billionof valuation for DRS that you were targeting when you were contemplating an IPO? Did you decide to accept an initial discount to be able to build a stronger case with a strategic deal with a order? Thanks for your answers.
ALESSANDRO PROFUMO:    Bill, you can go through the first question, the legal process and then Alessandra and myself will go through the other questions. Bill.
BILL LYNN:    Okay, fine. Yes, the regulatory issue with the US security requirements [indiscernible] do apply. RADA has operations in the US that are under those security requirements. It has both a proxy and then SSA as we go through the regulatory approval of this transaction, we will consolidate RADA inside the Leonardo DRS proxy, we will have a single proxy and we would disband the existing proxy in SSA that RADA has, so and we are not expecting any issues with that regulatory approval. We've had
Company Internal

informal conversations, we're confident that this is going to be well regarded by the U.S. government.
ALESSANDRO PROFUMO:    Okay, Alessandra, do you want to talk about the cash flow topic?
ALESSANDRA GENCO: Sure, so on cash flow generation. Yes, as you said, the cash flow generation will have over the years a certain trend and the capital allocation. So, the distribution of that cash, we expect with Leonardo DRS to be part of the concept of total shareholder return. So, we expect to have dividend distributions from Leonardo DRS, as well as opportunity to continue to use that cash to organically and in organically potentially grow the business.
On the Henco [ph] financing, I will take that Alessandro, if you'd like, we confirm the divestiture plan that we have outlined last March, and as you know, we have announced…Leonardo DRS has announced the agreement to dispose of 2 businesses. One for the GES business, the other one, which is satellite communications, and the other one is the stake in a joint venture for acoustics owners with Thales, those are confirmed, they're going through the ordinary regulatory and process approval, and we confirm the target for €300 million of divestitures.
ALESSANDRO PROFUMO:    Yes, sorry. Obviously, it's higher than that Alessandra, and that…and also when we are talking of the evaluation of DRS, we have to consider the evaluation X divestiture because the divestiture will…are not considered in the evaluation of DRS.
BILL LYNN:    Yes, this is why we don't give the numbers we do with the sum of all deals. So, the divestments plus the deal today in RADA allows you to reflect the value that you wanted to have on DRS already or whether this will be driven over time by the rerating the new combined entity of DRS and RADA to what [multiple speakers].
Company Internal

TRISTAN SANSON:    Sorry. Is that significantly higher than last year…because if you consider the evaluation of today plus the divestiture in reality is significantly higher.
BILL LYNN:        So, compared to [multiple speakers]
TRISTAN SANSON:    The evaluation of the DRS compared to last year?
BILL LYNN:        Compared to the $3 billion that you had in mind that's roughly in line.
ALESSANDRO PROFUMO:     But just to clarify what Alessandra was emphasizing. The valuation last year included GES, the valuation this year does not include GES, so that you would have to add the €450 million in proceeds to thecurrent valuation to compare it to the IPO valuation. If you do that as Alessandra said it would be considerably higher.
TRISTAN SANSON:    Okay. Thanks very much.
ALESSANDRO PROFUMO:    Yes, just to be precise, the 450 GES, there is still to be evaluated the fiscal topic plus 50 plus million for AAC, so at the end is something close to €900 million.
OPERATOR:    The next question is from Christophe Menard with Deutsche Bank. Please go ahead.
CHRISTOPHE MENARD:    Yes, good morning. I had 3 quick questions. I understand the rationale of the old stock merger on the Leonardo side. I just wanted to understand it from the RADA side as well?
And I understand, the second question is whether there was any earn out process associated with a transaction for RADA management or teams. And it's…I mean, it's actually the 2 questions on the transaction. I mean, this in the context of the 20% premium, so wondering why…no, sorry, the last question was, was the process actually a competitive process or one where you approach RADA specifically for this transactions?
Company Internal

ALESSANDRO PROFUMO:    So, there are no other matter, then I leave the floor to Dubi in order to talk from their perspective. Why that and I think that Tristan will answer as well partially to your last question. Since, clearly for us, as Bill said at the beginning, there is a long-lasting relation with RADA in terms of co-operation, but Dubi, do you want to say in your perspective, why an all-stock deal?
DUBI SELLA:    Yes, I go from the last to the first with your permission. First, it was a competitive process. Second, the earn-out of management is typical and, you know, we have some acceleration of our options to top management and the board members and the reasonable and typical humble bonuses, and nothing dramatic here. But the rationale is very obvious. I mean, if somebody would have asked me who is the company that we should team with…early on, I said the DRS because of all the synergy that we have in the here or there. I think both the DRS and us are actually and also Leonardo actually are meeting all targets all strategic targets that we have. We grew very fast in the US, through a new and emerging market. Really very volatile, very jumpy, but we managed to hold this raging bull and not fall from the saddle and the…we showed the…in the last four years 100% percent growth of our revenues in…around radars in the US.
But you know, it's…it's not forever. The market is stabilizing. The urgent needs are turning to programs of record, the OTAs with more visibility, clarity, and long-term issue arrangements. It gives time to competition to kick-in. Competition is starting to grow. You know, at the beginning, we were first movers, and absolute leaders. And we, as a result, became incumbent, but we need more muscles. We need presence, we need foot on the ground, we need technology, we need the power. And the Leonardo DRS is a perfect match from any angle you look at it. So, we are very happy with this deal and, and we do believe that there is a really significant growth potential here around
Company Internal

DRS, around the Leonardo in the European markets. So that's the rationale.
CHRISTOPHE MENARD:    Thank you, very much.
OPERATOR:    The next question is from Alessandro Pozzi with Mediobanca. Please go ahead.ALESSANDRO POZZI: HI, good morning, all. Thank you for taking my questions. I have a 2, 3.
The…when I look at consensus estimates for RADA, there's a strong growth in terms of top line. And I was wondering if you can give us a bit more color…a bit more granularity on the…what program this growth is driven from and also in terms of geographical split of the revenues. If you can give us a bit more color there?
And also, you mentioned in the opening remarks, potential synergies in Israel. So, there is a big potentially military market for Leonardo and I was wondering from a Leonardo point of view, what sort of potentials you see in having a new entry in your home market in Israel, in terms of programs that you can cross sell into Israel? And also I think, last question, I think Q1, the shares of RADA took bit of a hit because of delays in the US budgeting approval, and I was wondering whether those headwinds are behind us? Thank you.
ALESSANDRO PROFUMO:    As you can imagine, we don't have yet any specific element in Israel. With Israel, we have many bids ongoing with G2G. As you know, they are the largest customer for the 346. They are a very important customer, not the largest one, of course the 119 in order to train their pilots. We have different activities ongoing in the country, and we do have a strong relation with them. We have not yet identified today. We are more focused on the growth of RADA, as we said during the presentation, abroad, US mainly. USA is the largest market for RADA, if you remember correctly, close to…slightly more than 70% of the
Company Internal

revenues of RADA, so clearly this is a key focus. Anytime we are deeply rooted in a country, we are seeing that in US, in UK, in Poland, it is always a very important element in order to have success in other activities. So, today we don't have any specific new element for that, but now I leave the floor to Bill, and Dubi to talk of the rest of the…of your questions.
BILL LYNN:    Sure, on the…I will start on the, the markets. Both RADA and DRS are very strong in the various parts of the force protection market. We work together as Dubi said on the short range air defense system, the IM- SHORAD which is ramping up now, and has great potential in the future, particularly given developments in Ukraine. Right now, it is, as you implied, largely a US market. But we think because of Ukraine, we see great potential in this expanding in Europe and elsewhere in the world.
Similarly, in the Active Protection market, both DRS and RADA are well- positioned in that market. That's the market where you protect armored vehicles against rocket-propelled grenades and other projectiles. Again, Ukraine has emphasized the need for these systems. And we are engaged in the US market on these…Dubi can talk to, but RADA is heavily engaged in the Israeli market, and we again see great potential worldwide. And then finally, on the counter UAS market, again both DRS and RADA are very well-positioned on US systems and see great potential in Europe and the rest of the world.
ALESSANDRO POZZI:    One of your opportunities you…I think you mentioned the javelin and Stinger missile replenishment. Is that…can you give us more color on that as well?
BILL LYNN:    Yes, I think the…both of those systems, as you can read, look to be ramping up as the US replaces its stocks that it has provided to the Ukrainian forces. And there's ongoing competitions now for various
Company Internal

things. The Leonardo DRS, in particular, has past expertise in the sequel [ph] world and will be competing for those programs.
ALESSANDRO POZZI:    But, basically you supplied it and some equipment's to those systems?
BILL LYNN:    Yes. The…as I said, in the sensor arena, we provide, we have in the past…there'll be a competition as they go into a new production phase with this replacement.
ALESSANDRO POZZI: Okay. Thank you.
ALESSANDRA GENCO: Gentlemen, one element to confirm and make sure that we have communicated clearly, when we compare the valuation of DRS with this transaction, we have to take into account that on top of this valuation, there is another building block, which is associated with the proceeds from the sales of the 2 assets that have been the object of sales agreement in the last few months, GES and the joint venture with Thales. So, in order to make the comparison of…apple-to-apple comparison of DRS valuation with this transaction, and DRS valuation at the time of the IPO about a year ago, on top of this valuation of DRS embedded in the combination, we'll rather we have to add the value of the divestiture that we said, you know, are approximately $500 million gross of taxes. I hope this is clear, but if there are any questions around this topic, please, you know, we'd be happy to expand as needed and as helpful.
OPERATOR:        Gentlemen, there are no more questions registered at this time.
ALESSANDRO PROFUMO:    Good. So, many thanks to all of you, clearly Valeria, Alessandra, myself, Bill, Dubi, Bill a little bit later during today, we are more than happy to answer to all your question eventually. So, I would like to leave you stressing some key concepts that we have discussed today.
The first one is the fact that is for us a very important move strategically since we are covering with rather an incredibly important market for all
Company Internal

the defense worldwide. And we are seeing and really for me as the Page9is very, very important; some other opportunities in order to work on that. So, this is the first message.
The second message, we are listing when there will be the closing the Leonardo DRS, the evaluation of Leonardo DRS is related to the exchange ratio, but on top of this evaluation, we have to add as Alessandra has just stressed now, the proceeds from the 2 disposal, which is in the range of gross of tax, $500 million.
Finally, we cover another market. A market whereas Leonardo we are already significantly present. We are sure that there are, and there will be other opportunities there. So, this is also very important for us.
So these are the 3 key messages we want to leave to you, and we'll be more than happy to answer to any other question. Thanks a lot.
Company Internal

FORWARD-LOOKING STATEMENTS AND INFORMATION
This communication includes certain forward looking statements and forward looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 or the Israeli Securities Law, 1968 (as applicable) (collectively, “FLI”) to provide Leonardo DRS, Inc.(“DRS”) and RADA Electronics Industries Ltd. (“RADA”) stockholders with information about DRS, RADA and their respective subsidiaries and affiliates. FLI is typically identified by words such as “anticipate”, “expect”, “project”, “estimate”, “forecast”, “plan”, “intend”, “target”, “believe”, “likely”, “seek”, “aim”, “project” and similar words suggesting future outcomes or statements regarding an outlook. All statements other than statements of historical fact may be FLI. In particular, this communication contains FLI pertaining to, but not limited to, information with respect to the following: the transaction and its potential benefits; future business prospects and performance; future returns; cash flows and enhanced margins; synergies; and leadership and governance structure.
Although we believe that the FLI is reasonable based on the information available today and processes used to prepare it, such statements are not guarantees of future performance and you are cautioned against placing undue reliance on FLI. By its nature, FLI involves a variety of assumptions, which are based upon factors that may be difficult to predict and that may involve known and unknown risks and uncertainties and other factors which may cause actual results and outcomes to differ materially from those expressed or implied by these FLI, including, but not limited to, the following: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement; the timing and completion of the transaction, including receipt of regulatory approvals and RADA stockholder approval and the satisfaction of other conditions precedent; the realization of anticipated benefits and synergies of the transaction and the timing thereof; the success of integration plans; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of RADA; the focus of management time and attention on the transaction and other disruptions arising from the transaction; the volatility of the international marketplace; DRS’s anticipated public listing on the NASDAQ and Tel-Aviv Stock Exchange upon the anticipated closing of the transaction; potential adverse reactions or changes to business, government or employee relationships, including those resulting from the announcement or completion of the transaction; general U.S., Israeli and global social, economic, political, credit and business conditions; changes in laws; regulations and government policies; changes in taxes and tax rates; customer, stockholder, regulatory and other stakeholder approvals and support; material adverse changes in economic and industry conditions; the pandemic created by the outbreak of COVID-19 and resulting effects on economic conditions; the ramifications of the Russia-Ukraine conflict, and other risks and uncertainties listed in DRS’s or RADA’s filings with the SEC, including under the heading “Risk Factors” in DRS’s most recently filed Annual Report on Form 10-K as such risk factors may be amended, supplemented or superseded from time to time by other filings with the SEC and under the heading “Risk Factors” in RADA’s most recently filed Annual Report on Form 20-F as such risk factors may be amended, supplemented or superseded from time to time.
We caution that the foregoing list of factors is not exhaustive and is made as of the date hereof. Additional information about these and other assumptions, risks and uncertainties can be found in reports and filings by DRS and RADA with the U.S. Securities and Exchange Commission, including any prospectus, registration statement or other documents to be filed or furnished in connection with the transaction. Due to the interdependencies and correlation of these factors, as well as other factors, the impact of any one assumption, risk or uncertainty on FLI cannot be determined with certainty.
Except to the extent required by law, DRS and RADA assume no obligation to publicly update or revise any FLI, whether as a result of new information, future events or otherwise. All FLI in this communication is expressly qualified in its entirety by these cautionary statements.

About Leonardo DRS, Inc.
Leonardo DRS is a defense solutions provider, a leading technology innovator, and supplier of integrated products, services and support to military forces, the intelligence community, and defense contractors worldwide. The company is organized into Advanced Sensor and Computing and Integrated Mission Systems segments. Headquartered in Arlington, Virginia, Leonardo DRS is a wholly owned subsidiary of Leonardo S.p.A. See the full range of capabilities at www.LeonardoDRS.com and on Twitter @LeonardoDRSnews.
About RADA Electronics Industries Ltd.
RADA is a global defense technology company focused on proprietary radar solutions and legacy avionics systems. The Company is a leader in mini-tactical radars, serving attractive, high-growth markets which include active military protection (SHORAD, C-RAM), counter-UAS missions, critical infrastructure protection and border surveillance.
ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT
DRS will file with the U.S. Securities and Exchange Commission (SEC) a registration statement on Form S-4, which will include a prospectus of DRS, and certain other documents in connection with the transaction. SHAREHOLDERS OF RADA ARE URGED TO READ THE PROSPECTUS AND ANY OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DRS, RADA, THE TRANSACTION AND RELATED MATTERS. The registration statement and prospectus and other documents filed or furnished by DRS and RADA with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov. Alternatively, stockholders will be able to obtain free copies of the registration statement, prospectus and other documents which will be filed or furnished with the SEC by DRS by contacting DRS at +1 877-538-0912 or 2345 Crystal Drive Suite 1000 Arlington, Virginia 22202.
NO OFFER OR SOLICITATION
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. This communication does not constitute an offer of securities pursuant to the Israeli Securities Law, 1968, or a recommendation regarding the purchase of securities of RADA or DRS.